SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 11)*
Orange 21 Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
685317109
(CUSIP Number)
Seth W. Hamot Costa Brava Partnership III L.P. 222 Berkeley Street, 17th Floor Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 26, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 685317109 Page 2 of 6 Pages

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,264,321
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,264,321
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,264,321 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.1%
14.	TYPE OF REPORTING PERSON* PN

(1) Includes (i) 6,183,403 shares held directly by Costa Brava and (ii) 1,000,000 shares of Common Stock of the Issuer, issuable upon the exercise of conversion rights under a promissory note due December 2012 held by Costa Brava.  See Item 4 and Item 5 of this Schedule 13D.

CUSIP No. 685317109 Page 3 of 6 Pages

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,264,321
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,264,321
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,264,321
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.1%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 685317109 Page 4 of 6 Pages

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,264,321
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,264,321
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,264,321 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.1%
14.	TYPE OF REPORTING PERSON IN, HC

(2) Includes (i) 32,918 shares held directly by Mr. Hamot, (ii) 6,000 shares held in two trusts for the benefit of Mr. Hamot’s children and 12,000 shares held directly by Mr. Hamot's children and (iii) 30,000 shares issuable upon the exercise of stock options held by Mr. Hamot that are exercisable within sixty days from the date hereof .

CUSIP No. 685317109 Page 5 of 6 Pages

AMENDMENT NO. 11 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 26, 2008, as amended by Amendment No. 1 thereto filed on November 24, 2008, Amendment No. 2 thereto filed on December 9, 2008, Amendment No. 3 thereto filed on December 12, 2008, Amendment No. 4 thereto 13D filed on January 23, 2009, Amendment No. 5 thereto filed on February 23, 2009, Amendment No. 6 thereto filed on December 9, 2009, Amendment No. 7 thereto filed on May 27, 2010, Amendment No. 8 thereto filed on June 22, 2010, Amendment No. 9 thereto filed on September 17, 2010 and Amendment No. 10 thereto filed on May 26, 2011 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 3. Source and Amount of Funds or Other Consideration

The source of funds for Costa Brava’s prior purchase of the promissory note described in Item 4 and for the shares acquired in the open market purchases described in Item 5 was working capital set aside for the general purpose of investing.

Item 4. Purpose of Transactions

In December 2010, the Issuer’s subsidiary, Orange 21 North America Inc., issued a $7.0 million promissory note (the “promissory note”) due December 31, 2012 to Costa Brava.  The terms of the promissory note include a conversion right whereby Costa Brava may convert up to $2,500,000 of the outstanding principal amount of the promissory note at any time into Common Shares at a conversion price of $2.25.

Item 5. Interest in Securities of the Issuer.

(a)     The Reporting Persons are the beneficial owners of 7,264,321 shares of Common Stock, representing approximately 52.1% of the Common Stock outstanding.  This calculation is based on 12,901,414 shares of Common Stock outstanding as of August 8, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2011, as filed with the Commission on August 15, 2011.

(c)     Since the Reporting Persons’ previous filing on 13D on May 26, 2011, Costa Brava has purchased shares of Common Stock of the Issuer as follows:

Date of Transaction	Shares of Common Stock Bought (Sold)	Price Per Share ($)	Type of Transaction
8/26/11	266,488	$1.60	Open Market
8/26/11	2,433	$1.60	Open Market
8/29/11	7,122	$1.72	Open Market
8/30/11	500	$1.80	Open Market

CUSIP No. 685317109 Page 6 of 6 Pages

Signature:

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2011

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot